UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           SCHEDULE 13D AMENDMENT NO.1

           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

                              GULFWEST OIL COMPANY
                                (Name of Issuer)

                    COMMON STOCK, $O.OO1 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    40274P109
                                 (CUSIP Number)

                               J. Virgil Waggoner
                            c/o JVW Investments, Ltd.
                          1111 Bagby Street, Suite 2420
                              Houston, Texas 77002
                                 (713) 651-3003

            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)


                                DECEMBER 31, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.____

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.  40274P109                                            PAGE 2 OF 5


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              J. Virgil Waggoner,   SSN ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [   ]
                                                               (b)    [   ]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS                    PF


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)         [    ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                          USA


                        7.  SOLE VOTING POWER       733,884 (See Items 5 and 6)
 NUMBER OF
    SHARES
BENEFICIALLY            8.  SHARED VOTING POWER                   None
  OWNED BY
      EACH
  REPORTING             9.  SOLE DISPOSITIVE POWER  733,884 (See Items 5 and 6)
    PERSON
     WITH
                       10.      SHARED DISPOSITIVE POWER           None


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           733,884 (See Items 5 and 6)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES             [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 24.6% based upon 2,963,517 shares of Common Stock outstanding as of the date hereof and 20,000 shares subject to presently exercisable Options held by the Reporting Person (See Items 5 and 6).

14.      TYPE OF REPORTING PERSON                    Individual

                                  SCHEDULE 13D
CUSIP NO.  40274P109                                              PAGE 3 OF 5



ITEM 1.           SECURITY AND ISSUER.

     This Statement relates to shares of common stock, $0.001 par value per share (the "ommon Stock"), of GulfWest Oil Company (the "Company"). The address of the Company's principal executive offices is 397 N. Sam Houston Parkway East, Suite 375, Houston, Texas 77060,


ITEM 2.           IDENTITY AND BACKGROUND.

     (a) - (c) This Statement is being filed by J. Virgil Waggoner (the "Reporting Person"). The business address of the Reporting Person is 1111 Bagby Street, Suite 2420, Houston, Texas 77002. The Reporting Person is President and Chief Executive Officer of JVW Investments, Ltd., a private company. The principal address of JVW Investments, Ltd. is 1111 Bagby Street, Suite 2420, Houston, Texas 77002.

     (d) - (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     615,384 shares of Company Common Stock owned by the Reporting Person were purchased in accordance with the terms of a Common Stock Subscription Agreement, dated June 29, 1998 (the "Subscription Agreement"), by and among the Company and various purchasers including the Reporting Person. Under the Subscription Agreement, the Reporting Person purchased 615,384 shares of Common Stock at $1.625 per share on June 29, 1998 (the "Closing Date"), in consideration for a cash payment of $1,000,000.00. The Reporting Person had previously purchased 98,500 shares of the Company's Common Stock through broker transactions.

     The funds used for the purchase of the Common Stock were the personal funds of the Reporting Person.


ITEM 4.           PURPOSE OF TRANSACTION.

     All of the shares of Common Stock have been acquired for investment. The Reporting Person has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Any decision of the Reporting Person either to purchase additional shares of Company Common Stock or to dispose of any shares will take into account various factors, including general economic conditions and money and stock market conditions.

                                  SCHEDULE 13D
CUSIP NO.  40274P109                                              PAGE 4 OF 5


     The Reporting Person currently does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule D.


ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

     (a) - (b) The Reporting Person beneficially owns and has sole voting and dispositive power for 733,884 shares of the Company's Common Stock, which includes (i) 615,384 shares purchased by the Subscription Agreement, (ii) 98,500 shares previously purchased through broker transactions, and (iii) 20,000 shares subject to presently exercisable options. The Reporting Person's current beneficial ownership represents approximately 24.6% of the shares of the Company's Common Stock.

     (c) Other than the  purchase of shares of Common  Stock  disclosed in (a) -
(b) of Item 5, the Reporting Person has not been involved in any share transactions involving the Company during the last sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     The Reporting Person has been a director of the Company since December 1, 1997. During 1997, the Reporting Person guaranteed the Company's revolving line-of-credit with a financial institution for $2,750,000 which was increased to $3,000,000 in 1998, in exchange for options to purchase 250,000 and 100,000 shares of the Company's Common Stock at an exercise price of $2.88 and $2.56 per share, respectively.

     On December 15, 1997, the Reporting Person granted a loan to the Company in the amount of $1,000,000.00, bearing interest at the floating Prime Rate, which was 8.5% at the time of the loan, and received options to purchase 150,000 shares of the Company's Common Stock at $2.62 per share. The $1,000,000.00 principal amount of the loan was repaid by the Company on June 29, 1998.

     On December 31, 1998, the Reporting Person purchased $1,500,000 of the Company's Preferred Stock which is convertible to Common Stock of the Company subject to shareholder approval one year from the date of issuance at a conversion price of $.60 per share of Common Stock. Upon such conversion, the Reporting Person would be issued 2,500,000 shares of Common Stock. The Reporting Person was also issued options to purchase 350,000 shares of the Company's Common Stock at an exercise price of $1.25 per share and the exercise price of the previously issued options discussed above was adjusted to $1.25 per share of Common Stock. The exercise date of the options to purchase 850,000 shares of Common Stock, discussed in this Item 6, is July 1, 1999.

     If the Preferred Stock is converted to Common Stock and the options discussed in this Item 6 are exercised, the aggregate amount of Common Stock beneficially owned by the Reporting Person will be 4,083,884 shares which, provided the Company does not issue additional Common Stock, will represent 64.5% of the Common Stock of the Company.

                                  SCHEDULE 13D
CUSIP NO.  40274P109                                             PAGE 5 OF 5


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A:  Common  Stock  Subscription  Agreement  dated  June  29,  1998, executed by the Reporting Person and accepted by the Company, previously filed with initial Form 13-D.




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   January 11, 1999                  /s/ J. Virgil Waggoner
                                           J. Virgil Waggoner